CORRESP

March 25, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.
Washington, D.C. 20549

Attention:

Re:         ENDI Corp.
Registration Statement on Form S-4
Filed February 3, 2022
File No. 333-262505

Dear Ms. Bednarowski:

Reference is made to the registration statement on Form S-4 (the “S-4) of ENDI Corp. (the “Company” or “New Parent”) that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 3, 2022. By letter dated March 3, 2022 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the S-4. Amendment No. 1 to Form S-4 (the “Amendment No. 1 to the S-4”), which responds to the Staff’s comments contained in the Comment Letter, is today being publicly filed by the Company with the Commission via EDGAR.

On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in Amendment No. 1 to the S-4.

Registration Statement on Form S-4

General

1.

We understand that Enterprise Diversified has been in contact with the SEC’s Division of Investment Management. Please provide a brief analysis as to whether the combined company would be an investment company under the Investment Company Act of 1940. Among other things, your analysis should indicate the value of the combined company’s investment securities and total assets, exclusive of cash items and government securities on an unconsolidated basis. This analysis should include what exclusion(s) from the Investment Company Act of 1940 that you and your subsidiaries would rely on (if any). In particular, please provide us with a legal analysis supporting your determination, including the specific facts and circumstances supporting any exemption.

In response to the Staff’s Comment, the Company respectfully advises the Staff that upon the Closing, the Company will not be an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company will be an operating company primarily engaged in the business of providing investment advisory services. As such, it will not fit within the definition of investment company under Section 3(a)(1)(A) of the Investment Company Act because it will not hold itself out as being, engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities.

Moreover, the Company will not fit within the definition of “investment company” under Section 3(a)(1)(C) of the Investment Company Act because it will not be engaged, or propose to engage, in the business of investing, reinvesting, owning, holding or trading in securities and own, or propose to acquire, “investment securities” (as defined in Section 3(a)(1)(C) of the Investment Company Act) having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. Upon the Closing, the value of the Company’s total assets (exclusive of government securities and cash items) will be $14,074,446, of which $2,265,088 will constitute investment securities (representing 16.1% of the Company’s total assets (exclusive of government securities and cash items).

SWEARD & KISSEL LLP ONE BATTERY PLAZA NEW YORK, NEW YORK 10004 TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM 901 K STREET, NW WASHINGTON, DC 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

2.

Please provide us your analysis in support of your statement on page 21 that you believe that the Mergers and related transactions do not constitute a change of control of CBA under the Advisers Act and therefore are not an assignment of CBA’s investment advisory contracts.

In response to the Staff’s comment, the Company respectfully advises the Staff that prior to the Mergers, David Sherman owns 87% of the CBA Member, which wholly owns CBA. David Sherman is also the sole manager of the CBA Member. David Sherman owns his interests in the CBA Member through the David K. Sherman 1997 Family Trust, of which David Sherman has sole voting power and control, which owns 17.1524 units (16%) and David Sherman himself owns another 75.9764 units (71%) of CBA Member.  David Sherman holds significantly more than 25% of CBA indirectly via the CBA Member and no other person directly or indirectly owns 25% or more of the CBA Member or CBA. Under the Advisers Act, David Sherman therefore is presumed to, and does in fact, control CBA and no other party does, or is presumed to, control CBA prior to the Mergers.

Following the Mergers, David Sherman will continue to own 87% of the CBA Member, which in turn will hold 63.2% of New Parent, (inclusive of warrants), which will wholly-own CBA.  David Sherman will indirectly hold over 25% of CBA and is therefore presumed to, and will, control CBA.  No other person will directly or indirectly own 25% or more of CBA.  David Sherman, through his control of the shares of New Parent via his control over the CBA Member, will also have the right to elect 60% of the members of the Board of New Parent. David Sherman will also serve as CEO of New Parent.

Because David Sherman controls CBA both before and after the Mergers and no other party is presumed to have gained control (or will gain control) over CBA as a result of the Mergers, no change of control will have occurred with respect to CBA and therefore there is no assignment of CBA’s investment advisory contracts as a result of the Mergers.

3.

Please add a section that provides a discussion of the material aspects of CBA’s business. For example, describe the funds that CBA advises, including a description of the company’s policies regarding its Responsible Investing Strategy disclosed on page 52 as well as a description of the fees it earns pursuant to the funds and any other material aspects of CBA’s investment strategies or business operations.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4, “Information About the Companies – CrossingBridge Advisors, LLC and Cohanzick Management, LLC” on page 39 to describe the funds that CBA advises. In addition, the Company has revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CrossingBridge Advisors, LLC” on pages 60 and 65 to discuss CBA’s responsible investing criteria.

4.	Please revise to include a section that describes the transactions with related persons, promoters and certain control persons pursuant to Item 404 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to include a section entitled “Certain Relationships and Related Party Transactions” which describes transactions with related and control persons. Please see page 75 of the Amendment No. 1 to the S-4.

5.

Please tell us why you are not required to present separate proposals addressing each material change from ENDI’s current certificate of incorporation, including the dual class structure, provisions related to the amendment to the bylaws with the affirmative vote of at least eighty percent of the total voting power of all outstanding shares, the provisions related to nomination of directors by the Class B holders, the provisions related to the meetings of stockholders and the exclusive forum provisions, in light of Rule 14a-4(a)(3) of the Exchange Act. In addition, with respect to each of the following, please tell us what consideration you gave to including such document as an annex to your Form S‐4: Form of Amended and Restated Certificate of Incorporation of New Parent, Form of Amended and Restated Bylaws of New Parent and each of Exhibits 10.1 to 10.6.

In response to the Staff’s comment and consistent with the Staff’s position as expressed in “Questions and Answers of General Applicability, Section 201. Unbundling under Rule 14a-4(a)(3) in the M&A Context”, the Company has revised the Amendment No. 1 to the S-4 to separate the proposals to address each material change from ENDI’s current certificate of incorporation and bylaws. Please see Proposal Two – Organizational Documents Proposals - “Notice of Special Meeting of Stockholders” to the Amendment No. 1 to the S-4. Additionally, the Company has included each of the Form of Amended and Restated Certificate of Incorporation of New Parent, Form of Amended and Restated Bylaws of New Parent and each of Exhibits 10.1 to 10.6 as annexes to the joint proxy statement/prospectus.

6.	Please provide us your analysis regarding whether or not New Parent qualifies as an emerging growth company.

In response to the Staff’s comment, the Company has previously taken the position that Enterprise Diversified Inc. does not constitute an emerging growth company. Therefore, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, and the Staff’s publication of “Generally Applicable Questions on Title I of the JOBS Act, Question and Answer (24)”, since the predecessor entity, Enterprise Diversified Inc., is not deemed to be an emerging growth company, then its successor, New Parent, is not eligible to be an emerging growth company.

Cover Page

7.

Please revise the cover page of your registration statement and the Questions and Answer section to disclose the cash value of the consideration that the ENDI shareholders will receive and the cash value of the consideration that the CBA Member will receive in connection with the Business Combination. In addition, please revise the cover page and the question and answer section to disclose the ownership of New Parent by the officers and directors of ENDI, the non-affiliated ENDI stockholders, and the CBA Member after the completion of the Business Combination. In this regard, we note your disclosure on page 3. Also, please disclose the ownership percentages of New Parent by the officers and directors of ENDI, the non-affiliated ENDI stockholders and the CBA Member if the CBA Member exercises the warrants, and the ownership percentages if additional shares of New Parent are purchased pursuant to the Additional Purchase Subscription Agreement.

In response to the Staff’s comment, the Company has revised the cover page as well as the Questions and Answer “What will happen in the Business Combination?” on page 2 of the Amendment No 1. to the S-4 to disclose the cash value of the consideration that the ENDI shareholders will receive and the cash value of the consideration that the CBA Member will receive in connection with the Business Combination. In addition, the Company has revised the cover page as well as the Questions and Answer “What equity stake will current ENDI stockholders, officers, directors and the CBA Member have in New Parent?” on page 5 of the Amendment No 1. to the S-4 to include a chart and description disclosing the ownership of New Parent by the officers and directors of ENDI, the non-affiliated ENDI stockholders, and the CBA Member after the completion of the Business Combination and has separately disclosed the ownership percentages of New Parent held by the officers and directors of ENDI, the non-affiliated ENDI stockholders and the CBA Member assuming that the CBA Member exercises the Warrants in full and that all additional shares of New Parent are purchased pursuant to the Additional Purchase Subscription Agreements.

Questions and Answers, page 2

8.

Please add a question and answer that briefly describes the rights of New Parent Class A common stock and New Parent Class B common stock. Similarly, please revise the Summary section to provide a summary of the material terms of the W-1 and W-2 Warrants. In addition, in the Description of New Parent’s Securities section, please describe the “certain adjustments” that pertain to the exercise price of the W-1 and W-2 Warrants.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to include a Question and Answer that describes the rights of New Parent Class A Common Stock and New Parent Class B Common Stock (please see “What are the rights of holders of New Parent Class A Common Stock and New Parent Class B Common Stock?” on page 2.) Additionally, the Company has revised the Summary section to include the material terms of the W-1 and W-2 Warrants. Also, the Company has revised the Amendment No. 1 to the S-4 to add a description of “certain adjustments” that pertain to the exercise price of the W-1 and W-2 Warrants. Please see pages 11 and 80 of the Amendment No. 1 to the S-4, respectively.

What factors did the ENDI Board of Director consider in reaching its decision to approve the Merger Agreement . . . ., page 2

9.

We note that, although ENDI has (i) total assets of $14,857,180 as of December 31, 2020 as compared to CBA’s total assets of $2,603,301 as of December 31, 2020, (ii) revenues of $5,247,732 for the fiscal year ended December 31, 2020 as compared to CBA’s revenues of $3,061,088 for the fiscal year ended December 31, 2020 and (iii) net income of $3,279,404 for the fiscal year ended December 31, 2020 as compared to CBA’s net income of $1,088,142 for the fiscal year ended December 31, 2020, David Sherman will have control of the New Parent with approximately 61.9% ownership of the total shares outstanding, and will be the CEO and a director of New Parent. In addition, pursuant to the terms of the Stockholder Agreement and New Parent’s certificate of incorporation, he will be able to designate 60% of the directors so long as he holds at least 25% of New Parent’s Common Stock. Please revise this section to clearly explain the reasons for the terms of the merger so that investors understand the reasons for the consideration paid to the CBA Member as well as the reasons for the terms of the Voting Agreement, the Stockholders Agreement, the Additional Purchase Subscription Agreement and the Services Agreement. In addition, please add risk factors related to the control that David Sherman will have of New Parent and the potential conflicts of interests related to his ownership of CBA Member and the Services Agreement.

In response to the Staff’s comment, the Company has additionally revised the Question and Answer “What factors did the ENDI Board of Directors consider in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby?” In addition, The Company respectfully advises the Staff that the financial conditions of the Company and CBA at December 31, 2020 was not the same at the time that the Board approved the Business Combination.

Further in response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to include a risk factor related to the control that David Sherman and Steven Kiel will have of New Parent. Please see page 23 of the Amendment No. 1 to the S-4. Additionally, the Company has added a risk factor that relates to the control David Sherman will have of New Parent and the potential conflicts of interests related to his ownership of the CBA Member and the Services Agreement. Please see page 24 of the Amendment No. 1 to the S-4.

10.	Please revise to disclose quantitative information for the costs associated with the Business Combination and the other transactions contemplated by the Merger Agreement.

In response to the Staff’s comment, the Company has revised its Question and Answer to include a quantitative disclosure for the costs associated with the Business Combination and the other transactions contemplated by the Merger Agreement. Please see “What factors did the ENDI Board of Directors consider in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby” on page 4 of the Amendment No. 1 to the S-4.

If the Business Combination is completed, will there be a public market for the New Parent Class A shares issued . . . ., page 3

11.	Please identify here the specific OTC Market that will quote New Parent’s Class A Common Stock after the completion of the merger.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to specify OTCQB as the market that will quote the New Parent Class A Common Stock after the completion of the Business Combination. Please see page 37 of the Amendment No. 1 to the S-4.

Do I have appraisal rights if I object to the proposed Business Combination, page 4

12.

Please disclose here whether ENDI shareholders that wish to exercise appraisal rights must vote against the proposals. In addition, please revise your summary section on page 10 and throughout to describe how ENDI shareholders properly exercise the appraisal rights pursuant to NRS 92A.400 to 92A.480, and please define the term “Effective Time” as used to describe the appraisal rights.

In response to the Staff’s comment and consistent with NRS 92A.420, the Company has revised the relevant Question and Answer in the Amendment No. 1 to the S-4 to disclose that a shareholder who wishes to exercise appraisal rights must not vote, or cause to permit to be voted, any of his or her shares ENDI in favor of the Business Combination. Please see “Do I have appraisal rights if I object to the proposed Business Combination?” on page 6 of the Amendment No. 1 to the S-4. Additionally, the Company has revised the “Summary” section and relevant sections throughout the Amendment No. 1 to the S-4 to disclose and more fully describe the process set forth in NRS 92A.400 to 92A.480 pertaining to dissenters exercising their appraisal rights. Please see pages 13 and 41 of the Amendment No. 1 to the S-4. Finally, the Company amended the Amendment No 1. To the S-4 to include a definition of the term “Effective Time” as the date that the Articles of Merger are filed with the Nevada Secretary of State in connection with the First Merger. Please see page 13 of the Amendment No. 1 to the S-4.

How is voting conducted, page 6

13.

Please expand this question and answer to disclose the percentage of votes necessary to approve the adjournment proposal as well as the effect of a failure to vote, a broker non-vote, or an abstention for the adjournment proposal.

In response to the Staff’s comment, the Company has revised the Question and Answer “How is voting conducted?” on page 8 of the Amendment No. 1 to the S-4 to include the required vote necessary to approve the adjournment proposal as well as the effect of a failure to vote, a broker non-vote, or an abstention for the adjournment proposal. Additionally, the Company has revised the same Question and Answer to add voting requirements for the new Organizational Documents Proposals.

Summary, page 7

14.

Please revise to provide an organizational chart detailing all relevant entities prior to the business combination and an organizational chart of the combined entities. Please include appropriate information to allow a reader to fully understand the legal and economic ownership of each entity before and after the merger and other instruments (e.g. warrants) owned by each entity.

In response to the Staff’s comment, the Company has revised the “Summary” section to include an organizational chart detailing all relevant entities prior to the Business Combination and an organizational chart of the combined entities as well as a clarification between the legal and economic ownership of the entities. Please see page 10 of the Amendment No. 1 to the S-4.

15.	Please disclose here the termination provisions, including the amount of termination fees, in the Merger Agreement.

In response to the Staff’s comment, the Company has revised the “Summary” section to include a disclosure of the termination provisions, including the amount of termination fees. Please see page 11 of the Amendment No. 1 to the S-4.

16.

Please disclose a summary of the Additional Purchase Subscription Agreement, Redemption provisions of the Stockholder Agreement, the Services Agreement and any employment agreements that you will enter into in connection with the Business Combination. In addition, please identify the “certain other parties” that are subject to the Registration Rights Agreement as well as the number of securities that are subject to the Registration Rights Agreement.

In response to the Staff’s comment, the Company has added disclosures summarizing the Additional Purchase Subscription Agreement, Redemption provisions of the Stockholder Agreement and the Services Agreement. Please see page 12 of the Amendment No. 1 to the S-4. Additionally, the Company has revised “Summary” section on page 12 of the Amendment No. 1 to the S-4 to identify the parties that are subject to the Registration Rights Agreement.

Interests of ENDI Directors and Officers in the Business Combination, page 12

17.

Please tell us whether you will enter into a severance agreement with Alea Kleinhammer, Jessica Greer, Eliza Sanchez, and Steven Ison prior to effectiveness. If so, please disclose the material terms of these agreements and file the agreements as exhibits to the registration statement.

The Company respectfully advises the Staff that they will not enter into severance agreements with Alea Kleinhammer, Jessica Greer, Eliza Sanchez, and Steven Ison prior to effectiveness. These individuals will continue as employees of ENDI, which will be wholly owned subsidiary of New Parent.

Required Regulatory Approvals, page 12

18.	Please revise to disclose the expected date, if known, of receiving a response from the OTC and FINRA related to the required regulatory approvals listed on page 12.

In response to the Staff’s comment, the Company has revised the “Summary” section on page 15 as well as the “Regulatory Approvals Required for the Merger” section on page 78 of the Amendment No. 1 to the S-4 by adding recent correspondence with FINRA as well as indicating an estimated timeframe of expected regulatory approval. The Company respectfully advises the Staff that it is in continued communication with FINRA and expect to receive the required FINRA approval following the Special Meeting.

Summary Selected Historical Consolidated Financial Information, page 14

19.	We note you refer to unaudited pro forma combined book value per share but do not include this metric in the tables beginning on page 14. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the “Summary Selected Historical Consolidated Financial Information” chart to include the unaudited pro forma combined book value per share. Please see page 20 of the Amendment No. 1 to the S-4.

Operational Risks Associated with the Business Combination
The announcement of the proposed Mergers could disrupt . . . ., page 19

20.

The disclosure in this risk factor does not appear to address the potential disruption of ENDI’s and CBA’s relationship with its customers, suppliers, business partners and others. Please revise to address these risks. In addition, please add risk factors that specifically address the risks related to the business operations of ENDI and CBA, including risks related to asset management operations, real estate operations, internet operations and CBA’s investment strategies. Service business and the individuals who manage are key.

In response to the Staff’s comment, the Company has revised the referenced risk factor to address the potential disruption of ENDI’s and CBA’s relationship with its customers, suppliers, business partners and others. Please see page 22 of the Amendment No. 1 to the S-4. Additionally, the Company has added a risk factors related to the business operations of CBA including risks related to asset management of both the Company and CBA. Please see page 23 of the Amendment No. 1 to the S-4. Further, the Company has added a risk factor to address its internet operations. Please see page 24 of the Amendment No. 1 to the S-4. Finally, the Company respectfully advises the Staff that the Company does not expect to have continuing real estate operations following the Business Combination and therefore does not believe that risks relating to such industry are not material.

Risk Factors, page 19

21.	Please include a risk factor addressing the risk that you may be deemed an “investment company” as defined in Section 3 of the Investment Company Act of 1940.

In response to the Staff’s comment, the Company has added a risk factor to address the risk of being deemed an “investment company” as defined in Section 3 of the Investment Company Act of 1940. Please see page 23 of the Amendment No. 1 to the S-4.

Risks to Stock in Connection with the Business Combination, page 21

22.	Please revise to include quantitative disclosure regarding the costs associated with the Business Combination.

In response to the Staff’s comment, the Company has revised the referenced risk factor to include quantitative disclosure regarding the costs associated with the Business Combination. Please see page 25 of the Amendment No. 1 to the S-4.

The Business Combination
Background of the Business Combination, page 25

23.

Please clarify what you mean by a “sub-$25 million publicly-reporting company” and, whether, after the Business Combination, you will no longer be a sub-$25 million publicly reporting company. In addition, please disclose why the board determined that a withdrawal of ENDI’s direct investment in Alluvial Fund, LP would be pursued.

In response to the Staff’s comment, the Company has revised the “Background of the Business Combination” section to include an explanation of ENDI’s market capitalization which has been lower than $25 million over the last several years. In addition, the Company has amended the background section of the S-4 to include a disclosure of the board’s determination of ENDI’s withdrawal of its direct investment in Alluvial Fund, LP. Please see pages 29 and 30 of the Amendment No. 1 to the S-4.

24.

Please disclose the number of companies that the representatives of the board of directors and ENDI’s management held introductory and follow-up meetings with between March 4, 2021 and March 22, 2021. In addition, please disclose why the board of directors chose not pursue the other leading option under consideration. In this regard, we note your disclosure on page 25 that at a meeting of the board of directors, the board received on update on the two leading options under consideration.

In response to the Staff’s comments, the Company amended the “Background of the Business Combination” section to disclose the number of companies that the representatives of the board of directors and ENDI’s management held introductory and follow-up meetings with between March 4, 2021 and March 22, 2021. Additionally, the Company added disclosure as to why the board of directors chose not to pursue the other leading option under consideration. Please see page 30 of the Amendment No. 1 to the S-4.

25.

Please substantially revise the Background of the Merger section to disclose the valuation of CBA and ENDI and the negotiations surrounding the consideration and ancillary agreements, including the Voting Agreement, the Stockholder Agreement, David Sherman’s employment agreement, the Services Agreement and the Additional Purchase Subscription Agreement.

In response to the Staff’s comment, the Company has revised the “Background of the Business Combination” section on page 31 of the Amendment No. 1 to the S-4 to provide additional disclosure regarding the valuation of CBA and ENDI as well as the parties’ negotiations relating to merger consideration as well as the ancillary agreements that have been or will be entered into in connection with the Business Combination.

Opinion of the Financial Advisor, page 30

26.

On page 30, you state that the summary of the Empire Fairness Opinion is set forth on page 30. However, we were unable to locate this disclosure. Please revise to disclose the same information as would be required by Item 1015(b) of Regulation M-A, file the opinion as an exhibit, include the opinion as an annex and file Empire’s consent as an exhibit.

In response to the Staff’s comment, the Company has included a summary of the fairness opinion received from Empire. Please see page “The Business Combination- Opinion of the Financial Advisor” on page 35 of the Amendment No. 1 to the S-4. Additionally, the Company has added the Empire Fairness Opinion as an Annex and filed Empire’s consent as an exhibit to the Amendment No. 1 to the S-4.

Conditions to Closing, page 36

27.	Please disclose which of these conditions, if any, may be waived by the parties subject to the Merger Agreement.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to remove the parenthetical that specified any conditions that may be waived by the parties subject to the Merger Agreement to clarify that only those conditions that may be waived in accordance with applicable law are subject to waiver.

Additional Agreements
Post-Closing Purchase of Parent Shares, page 38

28.

Please revise to identify the “certain employees” of ENDI who may purchase 55,000 shares of New Parent Class A Common Stock pursuant to the Additional Purchase Subscription Agreement. In addition, please revise your disclosure on page 38 and throughout to clarify that the price of the Additional Shares purchased pursuant to the Additional Purchase Subscription Agreement is equal to the lesser of $8.00 or the 60 day volume weighted average price of the Company’s common shares as of the Merger closing date, excluding the highest and lowest trading days.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to identify the employees of ENDI who may purchase 55,000 shares of New Parent Class A Common Stock pursuant to the Additional Purchase Subscription Agreement. Please see page 48 of the Amendment No. 1 to the S-4. Additionally, the Company has clarified the disclosure throughout the Amendment No. 1 to the S-4 that the price of the additional shares purchased pursuant to the Additional Purchase Subscription Agreements is equal to the lesser of $8.00 or the 60 day volume weighted average price of the Company’s common shares as of the Merger closing date, excluding the highest and lowest trading days.

Unaudited Pro Forma Condensed Combined Financial Data, page 41

29.

Please note that Article 11 of Regulation S-X was amended by SEC Release No. 33-10786 which revised the pro forma terminology and the basis for pro forma adjustments. Please revise your pro forma discussion and pro forma adjustments to conform to the updated guidance.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to include the pro forma terminology and expanded upon its discussion of pro forma adjustments pursuant to Article 11 of Regulation S-X which was amended by SEC Release No. 33-10786. Please see page 51 of the Amendment No. 1 to the S-4.

Note 4. Pro Forma Adjustments, page 47

30.	Please revise the notes to the Unaudited Pro Forma Condensed Combined Financial Statements to quantify the impact of each item/adjustment impacting additional paid-in capital and retained earnings.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to include a chart that quantifies and breaks out each item/adjustment impacting additional paid-in capital and retained earnings. Please see page 58 of the Amendment No. 1 to the S-4.

Pro Forma Adjustment (a), page 47

31.

We note you present a $1,230,000 pro forma adjustment to recognize a liability related to the redeemable Class B common stock and warrants. Please revise to separately identify the amounts related to the common stock and the warrants, and disclose the assumptions made to measure each amount.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to separately identify the amounts related to the Class B common stock and the warrants, and disclose the assumptions made to measure each amount. Please see page 58 of the Amendment No. 1 to the S-4.

32.	Please revise to clarify how the W-2 warrants are presented in the pro forma adjustments column.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4, pro forma adjustment Note 4, footnote ‘h’, to clarify how the W-2 warrants are presented in the pro forma adjustments column. Please see page 57 of the Amendment No. 1 to the S-4.

Pro Forma Adjustment €, page 47

33.

Please revise to eliminate the $219 thousand adjustment related to transaction expenses incurred during the nine months ended September 30, 2021 or tell us why you believe this meets the definition of a transaction accounting adjustment in Rule 11-02(a)(6)(i) of Regulation S-X.

In response to the staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to eliminate the $219 thousand adjustment related to transaction expenses incurred during the nine months ended September 30, 2021. Please see page 57 of the Amendment No. 1 to the S-4.

Pro Forma Adjustment (h), page 47

34.	Please tell us why there is no impact to pro forma income for the compensation expense related to the W-2 warrants, the options and the share purchase requirement.

In response to the Staff’s comment, the Company respectfully refers the Staff to their comment 32 above and the updates made thereto to the Amendment No. 1 to the S-4.

Pro Forma Adjustment (i), page 47

35.

Please revise to clarify why you believe income taxes should not be recognized on income from CrossingBridge Advisors, LLC considering you recognized income taxes on income from Enterprise Diversified, Inc. for the nine months ended September 30, 2021.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to clarify why it believes income taxes should not be recognized on income from CrossingBridge Advisors, LLC for the nine months ended September 30, 2021. Please see page 57 of the Amendment No. 1 to the S-4.

Assets Under Management, page 49

36.

Please revise to include a roll forward, for all periods presented, of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending balance. Please disaggregate the roll forwards by the fund categories, strategy, type, products, etc., if meaningful to understand your business or financial results. Please also identify significant trends or concentrations in your AUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to add the roll forward disclosure requested. Please see pages 61 and 66 of the Amendment No. 1 to the S-4. In addition, in the introduction to Management’s Discussion and Analysis of Financial Condition and Results of Operations of CrossingBridge Advisors, LLC for the years ended December 31, 2019 and 2020, the Company has added disclosure with respect to trends. Please see pages 60 and 65 of the Amendment No. 1 to the S-4.

37.

Please revise to disclose information to provide investors with a meaningful understanding of the performance of each material investment strategy and the impact on AUM, revenue and any other relevant metric. Please discuss any relevant benchmarks and the performance against these benchmarks.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to the S-4 to add in the introduction to Management’s Discussion and Analysis of Financial Condition and Results of Operations of CrossingBridge Advisors, LLC for the nine months ended September 30, 2020 and 2021, a discussion of the performance of each material investment strategy and impact, as well as a discussion of benchmarks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CrossingBridge Advisors, LLC, page 49

38.	Please revise to expand your disclosure on why return of capital is more important than return on capital.

In response to the Staff’s comment, the Company has removed this disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CrossingBridge Advisors, LLC, page 52

39.

Please revise to provide relevant analysis of material changes in financial condition from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. Refer to Item 303€(1) of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to the S-4 to add a discussion of the material changes in financial condition under “Balance Sheet Analysis”. Please see page 68 of the Amendment No. 1 to S-4.

Management of New Parent Following the Business Combination, page 55

40.

Please revise your disclosure regarding David Sherman, Steven Kiel, Thomas McDonnel and Abigail Posner to briefly discuss the specific experience, qualification, attributes or skills that led to the conclusion that each should serve as a director, in light of New Parent’s business and structure. In addition, with respect to each person who will serve as a director or an executive officer of New Parent, please revise to disclose the compensation information pursuant to Items 402 and 407€(4) of Regulation S-K. Also, please include the disclosure required by Item 407(a) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the “Management of New Parent Following the Business Combination” on page 70 of the Amendment No. 1 to the S-4 to update disclosures regarding David Sherman, Steven Kiel, Thomas McDonnell and Abigail Posner to briefly discuss the specific experience, qualification, attributes or skills that led to the conclusion that each should serve as a director, in light of New Parent’s business and structure. Additionally, the Company has revised the Amendment No. 1 to the S-4 to include a disclosure about the compensation information required pursuant to Item and 407€(4) of Regulation S-K and also included a disclosure of independent director status required pursuant to Item 407(a) of Regulation S-K. Please see page 70 of the Amendment No. 1 to the S-4. Finally, the Company has included a “New Parent Summary Compensation Table” in the “Executive Compensation” section on page 74 of the Amendment No. 1 to the S-4 to disclose the executive officers who will be named executive officers of the Company following the Business Combination.

Beneficial Ownership
New Parent, page 57

41.	Please expand the table on page 57 to include the beneficial ownership of New Parent Class B Common Stock and the voting power of the Class A and Class B common stock.

In response to the Staff’s comment, the Company has expanded the table on page 72 of the Amendment No. 1 to the S-4 to include the beneficial ownership of New Parent Class B Common Stock and the voting power of the Class A and Class B common stock.

Comparison of Stockholders’ Rights
Forum Selection, page 69

42.

We note that your exclusive forum provision identifies the federal courts of the U.S. as the exclusive forum for actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such a provision and also state that investors cannot waive compliance with the federal securities laws. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act. Also, please add a risk factor that addresses the risks associated with the exclusive forum provision, and revise your Description of New Parent’s Securities section to discuss the exclusive forum provision.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-4 to state that there is uncertainty as to whether a court would enforce such a provision and also state that investors cannot waive compliance with the federal securities laws. Please see page 69 of the Amendment No. 1 to the S-4. Additionally, the Company has added a risk factor associated with the exclusive forum provision. Please see page 24 of the Amendment No. 1 to the S-4.

Incorporation of Certain Information by Reference, page 74

43.

Please tell us why you believe that incorporation by reference is appropriate for ENDI or include the incorporated disclosure directly in the registration statement. Refer to General Instruction B of Form S-4.

In response to the Staff’s comment, the Company has removed the “Incorporation by Reference” section.

Incorporation of Certain Information by Reference
Enterprise Diversified, Inc. Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 29, 2021
Asset Management Operations – Page 9, page 74

44.	Please provide us your proposed disclosure and revise future filings to separately present management fee revenue and performance fee revenue for each period presented.

In response to the Staff’s comment, the Company refers the Staff to the below for the tabular disclosure as it relates to ENDI’s annual 10-K report for the year ended December 31, 2020, that breaks out performance fee revenue and management fee revenue earned by the Company’s asset management operations segment. This disclosure updates the current disclosure incorporated on pages 9 and 31 of ENDI’s annual 10-K report for the year ended December 31, 2020. ENDI has incorporated this updated disclosure in its annual upcoming 10-K report for the year ended December 31, 2021, accordingly.

Asset Management Operations Revenue	Year Ended December 31, 2020	Year Ended December 31, 2019
Unrealized gains on investment activity	$3,424,267	$1,607,644
Performance fee revenue	116,179	4,606
Management fee revenue	60,419	60,565
Fund management services revenue	89,608	100,461
Total revenue	$3,690,473	$1,773,276

45.

To the extent that management and performance fee revenues are material, please provide us your proposed disclosure and revise future filings to include a roll forward, for all periods presented, of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, new funds established, acquisitions/dispositions of existing funds, etc., to arrive at an ending balance. Please disaggregate the roll forwards by the fund categories, strategy, type, products, etc., if meaningful to understand your business or financial results. Please also identify significant trends or concentrations in your AUM and discuss the causal factors for the trends. Refer to Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that ENDI does not directly manage or have legal custody of its affiliate funds’ assets under management (AUM), with one exception noted below. Further, the fees that ENDI earns on affiliate AUM is dependent on each affiliate relationship and fee share agreement and is not consistently correlated to AUM amounts, inflows and outflows, and/or appreciation and depreciation. ENDI’s management believes this disclosure would imply a level of ownership and control that does not represent reality. Each affiliate fund manager has full directive capacity of fund AUM, investment strategy, and investment vehicles. Therefore, there would be no relevant AUM for ENDI to report directly.

The only affiliate AUM that ENDI has shared custody of is related to its sole internal fund, Bonhoeffer Fund, LP. Bonhoeffer Fund, LP is structured in a way that ENDI has shared directive capacity with Coolidge Capital Management, LLC. ENDI has determined that the AUM, management fees, and performance fees attributed to Bonhoeffer Fund, LP is not material or meaningful to its financial statements and/or financial results.

Incorporation of Certain Information by Reference
Enterprise Diversified, Inc. Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 29, 2021
Material Weaknesses in Internal Controls – Page 14, page 74

46.	Please tell us and revise future filings to:

●	provide additional detail regarding the nature of the deficiency in internal control over financial reporting for each material weakness,
●	provide additional detail regarding how the deficiency impacted financial reporting, and
●	more clearly describe your current plans to remediate the material weaknesses including the steps remaining to be taken and the estimated timing.

In response to the Staff’s comment, the Company respectfully advises the Staff that ENDI identifies the material weakness disclosed in the Form 10-K for the year ended December 31, 2020, as primarily a lack of segregation of duties, that leads to a lack of controls over financial reporting. ENDI’s current accounting team consists of: an accountant, who is responsible for preparing daily journal entries, reconciling bank statements, coordinating vendor and credit card payments, administering payroll and benefits, and preparing financial supporting schedules; as well as a Chief Financial Officer, who is responsible for reviewing all journal entries, reviewing bank and credit card reconciliations, reviewing payroll and benefits payments, reviewing all financial supporting schedules, and preparing final company financial statements and SEC filings.

ENDI identifies the following specific segregation of duties due to the limited size of its staff:

●	there is not a formal review of all adjusting journal entries, although routine entries are generally subject to review;

●	revenues for the internet operations segment are processed by a single individual;

●	there is not a formal procedure for the review and assignment of access rights within certain software systems; and

●

the individual with responsibility for reviewing journal entries, reviewing bank and credit card payments, and other reconciliations also has a wide range of access within the Company’s systems, is an authorized signor on bank accounts, and is responsible for the financial statement close, consolidation, and reporting process.

While ENDI has made efforts to ensure separation of preparer and reviewer functions and improve internal documentation, due to limitations of in-house expertise and cost limitations of hiring additional high-level accounting personnel, ENDI has not been able to fully rectify the segregation of duties concerns surrounding the financial reporting process. In 2019, ENDI engaged a consulting firm to inquire about control solutions that would address these risks, but it was determined that the cost of the project and implementation of potential solutions was not feasible for ENDI at that time.

In order to mitigate these risks using the resources currently available to ENDI, ENDI utilizes a third-party accounting firm to create initial drafts of all consolidated financial statements and to retain copies of period-end supporting schedules and trial balance reports. Additionally, ENDI engages a third-party consulting firm to thoroughly review the accounting and related disclosures for transactions that ENDI’s management and the board determine to be particularly complex or subjective. Finally, ENDI maintains strict document retention policies and procedures that allow for full visibility of all financial statements and schedules by all ENDI managers and ENDI’s Executive Chairman.

ENDI’s current plans to further remediate this material weakness is largely dependent on the successful closing of a complementary acquisition to increase its in-house accounting department and the availability of resources to further engage third-party experts and reviewers, as necessary. ENDI notes that adding another high-level and experienced accounting professional to its accounting team, such as the CFO of CBA, would fully rectify the above segregation of duties and financial reporting risks by providing another layer of internal review. Adding an accounting professional through an acquisition of an operating company also offsets the cost of this employee, which has historically been a limiting factor as noted above. ENDI’s internal control environment has already been internally marked as an area for immediate reinvestment as it relates to the pending Business Combination. Pending the successful Closing ENDI’s management aims to fully address these risks before the filing of its upcoming annual 10-K report for the year ended December 31, 2022.

ENDI plans to incorporate portions of the above in its upcoming annual 10-K report for the year ended December 31, 2021.

Incorporation of Certain Information by Reference
Enterprise Diversified, Inc. Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 29, 2021
Note 13. Income Taxes – Page 42, page 74

47.	Please provide us your proposed disclosure and revise future filings to provide the information required by ASC 740-10-50-12 for each period presented.

In response to the Staff’s comment, the Company refers the Staff to see below for the tabular disclosure as it relates to ENDI’s 10-K for the year ended December 31, 2020, to provide information required by ASC 740-10-50-12. This disclosure updates the current disclosure incorporated on page 42 of the form 10-K. ENDI has incorporated this updated disclosure in its annual 10-K for the year ended December 31, 2021, accordingly.

A reconciliation between the Company’s effective tax rate on income from continuing operations and the statutory tax rate for the years ended December 31, 2020, and 2019, is as follows:

	2020	2019
U.S. federal statutory rate	21.0%	21.0%
Adjustments to reconcile to the effective rate:
State and local income taxes, net of federal tax benefits	4.6	4.3
PPP loan extinguishment	(1.0)	—
Penalties	—	(0.1)
Valuation allowance	(24.6)	(25.2)
Effective income tax rate	—%	—%

48.

Please tell us why you did not recognize any current benefit (provision) for federal or state income taxes for the year ended December 31, 2020. Additionally, please revise MD&A in future filings to discuss the amount and trend of income tax benefit (provision) recognized and the underlying reasons for the variability to allow for an assessment of your results of operations.

In response to the Staff’s comment, the Company respectfully advises the Staff that ENDI did not recognize any current benefit (provision) for federal or state income taxes for the year ended December 31, 2020, as its annual tax provision and subsequent final federal tax return, resulted in a net taxable loss. There are two significant adjusting items to arrive at ENDI’s net taxable income (loss) from ENDI’s net book income (loss). The first is attributed to the unrealized investment gains (losses) related to its investment in Alluvial Fund, LP. The second is attributed to tax basis amortization related to intangible assets associated with ENDI’s internet operations segment. The total of these two adjustments created a net taxable loss for the year ended December 31, 2020.

ENDI has incorporated language in its MD&A for its upcoming annual 10-K filing for the year ended December 31, 2021, to discuss the amount and trend of income tax benefit (provision) recognized and the underlying reasons for any variability to allow for an assessment of our results of operations.

Incorporation of Certain Information by Reference
Enterprise Diversified, Inc. Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 29, 2021
Revenue Recognition – Asset Management Operations and Other Investment Revenue – Page 31, page 74

49.

You disclose that performance fees are earned monthly. However, on page 29 you also disclose that performance fee shares crystalize on an annual basis. Lastly, we note that you recognized negative revenue of $44,539 for management and performance fees in the quarter ended September 30, 2021. Please provide us your accounting analysis which supports recognizing performance fee revenue on a monthly basis. Specifically tell us a how you considered if performance fees were variable consideration and how you considered if they are constrained. Refer to ASC 606-10-32-11 and Example 25 in ASC 606-10-55-221 for guidance.

In response to the Staff’s comment, the Company respectfully advises the Staff that historically, ENDI had not performed a variable consideration analysis on its performance fee share revenue as it was determined that performance fee shares recognized were not probable to result in a significant revenue reversal for a given period. Reversed performance fee share revenues recorded year to date by the Company have not been considered material to ENDI’s financial statements. Further, ENDI had not experienced a reversal of performance fee share revenues in any prior reporting period. During the three- and nine-month periods ended September 30, 2021, ENDI had determined that performance fees recognized, and by extension the three-month period reversal, were not material to the financial statements as a whole. ENDI did not experience a reversal of performance fee share revenues during the quarterly period ended December 31, 2021, and due to the terms and timing of performance fee share revenue recognition, all performance fee shares were no longer exposed to any significant risk of reversal as of December 31, 2021.

Management determined that it would reevaluate its analysis of its performance fee share revenues during the first quarter of 2022, as it was noted that performance fee share revenues, during the year ended December 31, 2021, had grown as a revenue stream. This growth was due to an increase in the total number of affiliate fund relationships, improved fund performance, and an increase in total affiliate AUM. As a result of this analysis, ENDI has determined that going forward, performance fee share revenues will not be recognized until it can be determined that there is no longer any significant risk of reversal. This is largely due to the potential significance of a future revenue reversal now that annual performance fee revenues have increased, coupled with the lack of influence ENDI has over portfolio performance. While this analysis does not affect revenue recorded for the year ended December 31, 2021, ENDI has incorporated the updated disclosure below in its upcoming annual 10-K report.

Performance fee shares are dependent upon exceeding specified relative or absolute investment return thresholds, which vary by affiliate relationship, and typically include annual measurement periods. Performance fee shares are recognized only when it is determined that there is no longer potential for significant reversal, such as when a fund’s performance exceeds a contractual threshold at the end of a specified measurement period. Consequently, a portion of the performance fee shares recognized may be partially or wholly related to services performed in prior periods. Performance fee shares are included in revenue on the accompanying condensed consolidated statements of operations.

CrossingBridge Advisors, LLC – Notes to Financial Statements, page 82

50.

Please revise to disclose the nature of and other relevant facts and circumstances related to the guaranteed payments to member and tell us how you determined this represented an expense as compared to capital distribution.

In response to the Staff’s comment, the financial statements for CrossingBridge Advisors, LLC have been updated for the years ending 2019 and 2020 as well as the interim unaudited financial statements for the periods January 1, 2020 to September 30, 2020 and January 1, 2021 to September 30, 2021 to reflect the proper characteristic and understanding of the guaranteed payments reclassification. We have combined the first two line items under operating expenses and titled them Compensation and benefits. Guaranteed payments to member are salary compensation and benefits paid to the owners of the single member of CrossingBridge Advisors, LLC. As you are aware, CrossingBridge is a 100% wholly-owned subsidiary of Cohanzick Management, LLC and a disregarded entity for tax purposes. Guaranteed payments are a tax concept and not meant as a GAAP concept. Further, the expenses associated under the guaranteed payments designation are a consequence of expense associated with the day-to-day active duties provided to CrossingBridge by the individuals that are members of Cohanzick Management, LLC. If those members did not perform the duties, CrossingBridge would need to employ people to perform the duties. In other words, the expenses are associated with services rendered. In addition and important to note, these payments are not distributions because they are not based on capital ownership percentages. They are determined based on the value of services rendered and therefore charged as an expense for the Member. The Member had originally separated the compensation and benefits between employees and owners to provide more disclosure but this seems to have caused more confusion. Please see pages 97, 105, 111, and 116 of the Amendment No. 1 to the S-4.

Exhibit Index, page 103

51.	Please have counsel revise its legality opinion regarding the warrants to opine that the warrant is a binding obligation of the registrant under the law of the jurisdiction

In response to the Staff’s comment, the legal opinion has been revised to state that the warrants will constitute binding obligations of the registrant under Delaware law. The revised opinion has been re-filed as Exhibit 5.1 to the Amendment No. 1 to the S-4.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,
/s/ Edward S. Horton
Edward S. Horton, Esq.